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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                  FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      For the Quarter Ended March 31, 2001


                               AGL Resources Inc.
                      (Name of registered holding company)


                          817 West Peachtree Street NW
                             Atlanta, Georgia 30308
                    (Address of principal executive offices)
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                               Table of Contents

     Page
     ____

Item 1.  Organization Chart                                              1

Item 2.  Issuance and Renewals of Securities
    and Capital Contributions                                            1

Item 3.  Associate Transactions Part I                                   2

Item 3.  Associate Transactions Part II                                  2

Item 4.  Summary of Aggregate Investment                                 3

Item 5.  Other Investments                                               3

Item 6.  Financial Statements and Exhibits                               3
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                          ITEM 1 - ORGANIZATION CHART


    Name of        Energy or    Date of   State of     % of voting     Nature
   Reporting     Gas Related    Organiz-  Incorpor-    Securities        of
    Company         Company      ation      ation         Held        Business
   ---------     -----------    --------  ---------     ----------    ---------

AGL Energy                                               100% by
Services, Inc.      Energy                               AGL Resources
("AGLE")            Related     7/31/96    Georgia       Inc. ("AGLR")     (a)

Georgia Natural
Gas Company         Gas                                  100% by
("GNG")             Related     6/10/96    Georgia       AGLR              (b)

AGL Consumer                                             100% by
Services, Inc.      Energy                               AGL Investments,
("AGCS")            Related      6/5/96    Georgia       Inc. ("AGLI")     (c)

Utilipro, Inc.      Energy                               100% by
("Utilipro")        Related     6/17/97    Georgia       AGLI              (d)

AGL Peaking
Services, Inc.      Energy                               100% by
("AGL Peaking")*    Related    11/21/97    Georgia       AGLR              (e)

AGL Energy Wise
Services, Inc.      Energy                              100% by
("Energy Wise")*    Related     3/13/97    Georgia      AGLI               (f)

(a) AGLE manages gas supply assets for regulated operations and secures gas supply services for unregulated operations and other unaffiliated retail gas marketers.

(b) GNG owns a 50% interest in SouthStar Energy Services, LLC ("SouthStar"), a joint venture with subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services.

(c) AGCS markets appliance warranty contracts and energy-related consumer services.

(d)  During March 2001, AGLR sold substantially all of the assets of Utilipro.

(e) AGL Peaking owns a 50% interest in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

(f) Energy Wise was formed to provide energy audits to promote the conservation of energy through efficient and effective use of natural energy resources.

* These companies were inactive during the reporting period ended March 31, 2001.


    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


None

                                       1
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                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)


Reporting    Associate
Company      Company      Types of     Direct     Indirect   Cost     Total
Rendering    Receiving    Services     Costs      Costs      of       Amount
Service      Service(g)   Rendered     Charged    Charged    Capital  Billed
---------    ----------   --------     -------    --------   -------  ------


AGLE         Chattanooga  Gas Supply
             Gas Company  Management
                          Services      $22.5     $  8.3      $0     $ 30.8

AGLE         Atlanta Gas  Gas Supply
             Light        Management
             Company      Services     $132.8     $215.3      $0     $348.1

AGLE         Virginia     Gas Supply
             Natural Gas  Management
                          Services      $87.3     $ 35.9      $0     $123.2

(g) All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)


Associate    Reporting
Company      Company     Types of    Direct   Indirect  Cost     Total
Rendering    Receiving   Services    Costs    Costs     of       Amount
Services     Service     Rendered    Charged  Charged   Capital  Billed
---------    ---------   --------    -------  --------  -------  ------

AGSC         AGLE       Support(h)    $388.5    $ 19.2    $ 2.7  $410.4
AGSC         Utilipro   Support(i)    $ 70.7    $160.9    $26.5  $258.1
AGSC         GNG        Support(j)    $ 73.4    $ 14.4    $ 4.6  $ 92.4

(h) AGLE receives support services (i.e. accounting, marketing, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.
(i) During March 2001, AGLR sold substantially all of the assets of Utilipro. During the period ended March 31, 2001, Utilipro received support services (i.e. accounting, information systems, legal, risk management, etc.) from AGSC which were billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.
(j) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

                                       2
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                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

     Total consolidated capitalization
        of AGL Resources as of March 31, 2001        $2,003,919.0     Line 1

     Total capitalization multiplied by 15%
        (Line 1 multiplied by 0.15)                     300,587.8     Line 2

     Greater of $50 million or line 2                   300,587.8     Line 3

     Total current aggregate investment:
        (categorized by major line of
        energy-related business)                          3,978.7     Line 4

     Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding system
     (line 3 less line 4)                               296,609.1


Investments in gas-related companies
  (in thousands):

     Total current aggregate investment:                 18,957.6     Line 5
        (categorized by major line of
        gas-related business)

     Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding system
     (line 3 less line 5)                               281,630.2


                          ITEM 5 - OTHER INVESTMENTS


Major Line of     Other Invest-  Other Invest-  Reason for
Energy-Related    ment in Last   ment in this   Difference in
Business          U-9C-3 Report  U-9C-3 Report  Other Investment
--------------    -------------  -------------  ----------------
None


                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Exhibits


Exhibit I -    Balance Sheet of AGLE, GNG, AGL Peaking, Energy Wise and AGCS as
               of March 31, 2001.
               (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit II -   Income Statement for the Three Months Ending March 31, 2001 for
               AGLE, Utilipro, GNG and AGCS. No Income Statements are being filed for AGL Peaking and Energy Wise as they had no business activity during the quarter. (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit III -  The certificate as to filing with interested state commissions is attached hereto as Exhibit III.

                                       3
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                                   SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                          AGL RESOURCES INC.

                                          /s/: Elizabeth J. White
                                          -----------------------

                                          By: Elizabeth J. White
                                          Vice President and Controller

June 14, 2001

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